SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Policyholder Advocate





Embargo: 7.01am Thursday 15 March 2007

PRUDENTIAL CONSIDERING REATTRIBUTION OF INHERITED ESTATE, POLICYHOLDER ADVOCATE NOMINATED TO REPRESENT POLICYHOLDERS

Prudential is considering a reattribution of the inherited estate held in the with-profits sub-fund (WPSF) of The Prudential Assurance Company Limited (PAC). Prudential has believed for many years that it would be beneficial if there was greater clarity as to the status of the PAC inherited estate. It will however only proceed with a reattribution if this is in the interests of both policyholders and shareholders.

No decision has as yet been made to proceed with a reattribution and policyholders need take no action at this stage.

Under rules introduced by the Financial Services Authority (FSA) in 2005, a Policyholder Advocate (PHA) must be appointed to represent the interests of with-profits policyholders. These FSA rules also require a policyholder advocate to be free from any conflict of interest that might be, or might appear to be, detrimental to the interests of policyholders.

Prudential supports the FSA's introduction of the PHA as it provides policyholders with an independent negotiator on a reattribution of the inherited estate.

As such, Prudential is pleased to announce that PAC has nominated Peter Bloxham as the proposed PHA and that the FSA has approved the nomination. Mr Bloxham has many years experience representing clients involved in complex cases where there are competing claims on assets. He also has significant experience of the insurance industry. He recently retired as a partner at Freshfields Bruckhaus Deringer, a leading international law firm.

As the nominated PHA, Mr Bloxham's initial period of work will include:

  -  Establishing an independent office

  - Setting up an independent technical team including actuarial and legal support

  -  Reviewing and analysing PAC's with-profits business

  - Preparing plans for consultation with policyholders on the proposed reattribution

  -  Finalising his terms of reference


The appointment of the PHA will only be made if Prudential is fully satisfied that a reattribution is in the interests of both policyholders and shareholders. Formal appointment of the PHA could take place later this year.

If Prudential decides to proceed with a reattribution, then as the appointed PHA, Mr Bloxham would undertake a period of consultation with policyholders before negotiating the terms of the reattribution with Prudential on behalf of with-profits policyholders.

Nick Prettejohn, Chief Executive of Prudential's UK Insurance Operations said:
"I am delighted the FSA and the Board of Prudential Assurance Company have approved Peter Bloxham's nomination.

"If we decide to proceed with a reattribution, Peter will bring extensive practical experience of resolving competing claims to the role of independent policyholder advocate. He is very aware of the customer issues raised by a reattribution and I am sure he will do an excellent job in representing the interests of our with-profits policyholders."

Peter Bloxham said: "This is a complex project with a considerable amount of information to be analysed and reviewed. My principal task over the coming months will be to familiarise myself with Prudential's with-profits business.

"I would hope to be in a position, subject to being formally appointed, to begin a dialogue with policyholders in the autumn. Should a reattribution proceed I look forward to negotiating on behalf of Prudential's with-profits policyholders to obtain the best possible outcome for them."

Policyholders need take no action at this stage. However, in order to protect the interests of existing policyholders of PAC's WPSF, the following will apply:

  - To be eligible for a payment in relation to the proposed reattribution, policyholders must have held an eligible policy in the WPSF on the Eligibility Date. The Eligibility Date is 14 March 2007, the day before the date of this announcement. If you are taking out a new with-profits policy after this date, it will not carry any interest in any possible future distribution of the inherited estate in the WPSF and therefore will not qualify for any payment from the proposed reattribution of that inherited estate. Existing policyholders who increase their with-profits investment after this date (through, for instance, irregular premium payments or by switching investments into the WPSF) should be aware that this is unlikely to increase the size of any cash payment or further bonus additions to which they may be entitled through any reattribution process.

  - Existing policyholders who reduce their with-profits investments (through, for instance, surrendering their policy, transferring all or part of their investment out of with-profits, taking their pension benefits early, or stopping making payments to their policy) are likely to lose any entitlement they may have to receive a payment in connection with the reattribution, or reduce the amount of the payment that may otherwise be due to them.

  - Policyholders should be aware that the eligibility rules described here are subject to agreement with the PHA, taking account also of the views of the Financial Services Authority. In the event that this reattribution does not proceed, new policies taken out and increases to with-profits investments made after the Eligibility Date will count towards a policyholder's participation in any possible subsequent reattribution or distribution of the inherited estate in the same way as any other with-profits policy or investments.


ENDS


Enquiries:


Media                                         Investors/Analysts
Jon Bunn                 +44 20 7548 3559     James Matthews    +44 20 7548 3561
William Baldwin-Charles  +44 20 7548 3719     Valerie Pariente  +44 20 7548 3511


Notes to Editor:

1. Policyholders with questions on the reattribution proposals can call Prudential's dedicated Reattribution Service Centre on 0845 300 2641, 8am - 8pm Monday to Friday. Alternatively policyholders can write to Prudential, Stirling, FK9 4UE.


2. More information on the proposed reattribution process can be found at www.pru.co.uk/reattribution


3. The Policyholder Advocate has established a website at www.prupolicyholdersadvocate.com


4.   About the Inherited Estate and reattribution

The inherited estate - or 'estate' as it is often called - is money that has built up in the With-Profits Sub-Fund over many years from a number of sources, including contributions from shareholders. It is essentially an amount of money in excess of the amount we expect to pay out to existing policyholders. It is available to support current and future business by providing the benefits associated with smoothing and guarantees, permitting investment flexibility for the fund's assets and maintaining the solvency of the fund. Reattribution of the inherited estate benefits policyholders in the With-Profits Sub-Fund in the short term, by way of cash payments or the addition of a further bonus to their policies, in return for giving up the possibility of sharing in any potential future distribution from the estate. Reattribution will occur only if it is in the interests of policyholders and shareholders.


5.      Peter Bloxham

Peter Bloxham is 55, and was until recently a partner in the international law firm, Freshfields Bruckhaus Deringer. Peter founded the Restructuring & Insolvency practice at the firm in the mid-1990s, and headed it until 2005. His work involved complex investigations and negotiations with very large organisations.

He qualified as a solicitor in 1977, joined Freshfields in the same year and became a partner in 1983.

Peter worked on many high profile cases, including BCCI, Barings, British Energy, Boo.com, Enron and Eurotunnel. He was a regular adviser to Lloyd's of London, including major involvement in the formulation and implementation of the Reconstruction and Renewal proposals.

Peter's clients included the Bank of England, the Royal Bank of Scotland and UBS and he has advised the Financial Services Compensation Scheme.


6.      Reattribution Expert

Prudential has also announced today the nomination of Nick Dumbreck as Reattribution Expert. As Reattribution Expert, Mr Dumbreck will assess objectively the reattribution proposals, and will prepare a report for the Court on the implications of the proposals for policyholder security and benefit expectations. Mr Dumbreck is a consultant with Watson Wyatt and currently President of the Institute of Actuaries.


7.      About Prudential

Prudential plc is a company incorporated and with its principal place of business in England, and it and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP250.7 billion in assets under management as at 31st December 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

The Prudential Assurance Company Limited is a wholly-owned subsidiary of Prudential plc and is authorised by the FSA to carry on long-term insurance business.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 15 March, 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn,

                                              Jon Bunn,
                                              Director of Public Relations